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                            May 19, 2020

       Waleed H. Hassanein, M.D.
       Chief Executive Officer
       TransMedics Group, Inc.
       200 Minuteman Road
       Andover, MA 01810

                                                        Re: TransMedics Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2020
                                                            File No. 333-238052

       Dear Dr. Hassanein:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              If you do not believe our comment applies to your facts and circumstances or do not believe a withdrawal or an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3, filed on May 6, 2020

       General

   1. We note that pursuant to General Instruction I.A.3 you were not eligible to use Form S-3 on the date you filed
your registration statement as you will not have been a reporting company for twelve
months until June 1, 2020. Please amend your registration statement onto a Form for which
you are eligible, or please withdraw your registration statement and refile it as of a date
that you are eligible to use Form S-3. For further guidance, please refer to Securities Act
Rule 401 and Securities Act Forms CDI 115.06.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Waleed H. Hassanein, M.D.
TransMedics Group, Inc.
May 19, 2020
Page 2

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Mary Beth Breslin, Legal
Branch Chief, at 202-551-3625 with any questions.



                                                          Sincerely,
FirstName LastNameWaleed H. Hassanein, M.D.
                                                          Division of
Corporation Finance
Comapany NameTransMedics Group, Inc.
                                                          Office of Life
Sciences
May 19, 2020 Page 2
cc:       Paul Kinsella, Esq.
FirstName LastName